Filed by Equillium, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38692

Subject Company: Metacrine, Inc.

Commission File No.: 001-39512

Date: September 7, 2022

The following is a transcript of the audio recording of a conference call that took place on September 7, 2022 regarding the strategic transaction. The audio recording was made available on Equillium, Inc.’s website on September 7, 2022.

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Equillium, Inc.

Equillium to Acquire Metacrine, Inc. Conference Call

September 7, 2022

Equillium, Inc. – Equillium to Acquire Metacrine, Inc. Conference Call, September 7, 2022

CORPORATE PARTICIPANTS

Bruce Steel, Chief Executive Officer, Equillium

Dr. Preston Klassen, President and Chief Executive Officer, Metacrine

Dr. Stephen Connelly, Chief Scientific Officer, Equillium

Jason Keyes, Chief Financial Officer, Equillium

CONFERENCE CALL PARTICIPANTS

Ha Dae Gon, Stifel Nicolaus

Ram Selvaraju, H.C. Wainwright

Roger Song, Jefferies

Prakhar Agrawal, Cantor Fitzgerald

PRESENTATION

Operator

Welcome and thank you for joining us this morning for Equillium’s announcement regarding the acquisition of Metacrine, Inc. Present this morning is Mr. Bruce Steel, Chief Executive Officer of Equillium; Dr. Preston Klassen, President and Chief Executive Officer of Metacrine, Dr. Stephen Connelly, Chief Scientific Officer of Equillium; and Mr. Jason Keyes, Chief Financial Officer of Equillium, who will also join for Q&A following the presentation.

Before we begin, I would like to remind you that any statements made during this call that are not historical are considered to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these statements as a result of various important factors. This includes those discussed in the Risk Factor section in the Company’s most recent annual report on Form 10-K, as well as other reports filed with the SEC.

I’ll remind you that this call is being recorded and a replay will be available on the Company’s website following the conclusion of the call.

With that, I’m pleased to turn the call over to Mr. Bruce Steel, Chief Executive Officer for Equillium. Go ahead, Mr. Steel.

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Equillium, Inc. – Equillium to Acquire Metacrine, Inc. Conference Call, September 7, 2022

Bruce Steel

Thank you very much. Good morning everybody. We appreciate you dialing in today for this call where we’re very pleased to announce the acquisition of Metacrine. Let me go through the forward-looking statements that were just covered by our Operator, customary forward-looking statements, as well as additional information as it applies to the transaction.

We’re very excited about the acquisition of Metacrine. This is a company that we’ve actually known quite well for some time. It’s a local San Diego biotech company publicly traded. We’ve known both executives as well as board members. And from the Equillium perspective, this is what we consider to be largely an acquisition for the cash and runway extension we get out of this transaction. We are expecting to onboard approximately $33 million in cash at closing. I should clarify that closing is expected to take a couple of months here as we go through the formal process of regulatory submissions and then shareholder votes that will be required to complete the transaction. But this is an important addition to our balance sheet as we think about our operating plans going into the future, while this extends our runway into—comfortably into the 2024 timeframe.

Preston Klassen, who I’ve known for some time will be joining us on our Board of Directors for continuity as well as his expertise both on the clinical development front, which is extensive, but also particularly with MET642, the FXR program that we’ll be onboarding as well.

We do not expect this acquisition to really add any incremental operating expense. We are not bringing on any full-time employees. We are not at this point planning to pursue any of the research and development with the programs and technology we’re acquiring. We will maintain sole control and discretion over the timing and extent in advancing any of those programs, if at all.

In terms of MET642, this is a potential first-in-class oral product that is not immunosuppressive that could be used for the treatment of IBD. This is a Phase 2-ready asset in ulcerative colitis that’s already been through a significant number of patients in other studies, and we do believe there’s a strong rationale biologically for advancing this into IBD and UC. We also think this is a good fit with our own portfolio, where, with our lead program, itolizumab, we’ve seen significant amelioration of GI disease in the acute GVHD setting. We think itolizumab could be applicable in the UC setting, and then, of course, with our recent pipeline acquisition of EQ101 and 102, particularly with 102, where we are planning to conduct some proof of concept evaluation of patients with celiac disease, we think MET642 in UC is a good fit overall with our portfolio of novel therapeutic agents targeted at autoimmune and inflammatory disorders with an expanding pipeline in the GI space.

A few things to highlight, again, stockholder vote will be acquired by both Equillium and Metacrine shareholders. This is an all-stock transaction whereby we will be issuing Equillium shares to Metacrine shareholders based on the net cash at closing, plus a 25% premium, divided by the Equillium share price using the 10-day volume weighted average price, 10 trading days going into the closing, importantly with a collar set at a floor of $2.70 and a ceiling of $4.50. The floor is set roughly at our recent trading range, and the ceiling was specifically provided to give us some headroom coming into our upcoming data with the interim data on our lupus nephritis program. The net cash is going to be factored by gross cash, deducting liabilities, debt and other related adjustments, and then net cash expectation is approximately $26 million at closing. Obviously, there’ll be some variability there to actual numbers, but we are anticipating around $26 million of factored net cash that will be used for the calculation described above.

Concurrent with the closing, we plan to retire our existing $10 million loan and assume Metacrine’s existing $15 million loan that is outstanding with K2 HealthVentures. We are expecting some adjustments in the term sheet we’ve executed with K2 to extend our interest-only period and also give us a potential additional second tranche of financing.

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Equillium, Inc. – Equillium to Acquire Metacrine, Inc. Conference Call, September 7, 2022

In terms of the traditional pipeline view, we remain focused on our existing pipeline, that’s EQ001 itolizumab, the acute GVHD EQUATOR study. Our Phase 3 program is ongoing. As a reminder, we have Fast Track and Orphan Drug designation for that program. And then the lupus nephritis portion of our EQUALISE study is ongoing. Interim data is expected in mid-2022. And you can read that as during this month of September. We feel good about where we are with that program and providing that interim data in the immediate future. We have Fast Track and Orphan Drug—sorry, Fast Track designation for the LN program.

EQ101, our antagonist against IL-9 and IL-15, we are planning to initiate the Phase 2 study in the second half. We are on track with our plans to initiate that program in alopecia areata. As a reminder, when we acquired the program there were phased INDs open for a Phase 2 study in both CTCL and alopecia areata, and at this time we only have plans to advance into alopecia areata.

And in EQ102, our antagonist against IL-15 and IL-21, also on track for a Phase 1 initiation during the second half of this year, SAD/MAD study and then the tail end of that study will include proof of concept evaluation in patients with celiac disease. We’re not putting on the pipeline MET642 yet. We will be seeking strategic partner options to advance that program, but we do think there’s potential future value in MET642, and certainly, part of the rationale for the acquisition.

In terms of just sort of key take-aways, again, largely a cash financing event for us. We felt that this was quite a creative way in a, obviously, challenging capital market environment to bring on important cash to extend our operating runway, which gives us plenty of backroom on our catalyst and milestone schedule. Again, we’re not bringing on really any additional expense here in terms of FTEs or program expense. All stock transaction with the net cash definition, plus 25% premium at closing, with the collar of $2.70 and $4.50. Again, focus on our existing programs, and then we will continue to explore ways to create value for the newly acquired FXR program.

In terms of the catalysts and milestones, again, highlighting the interim data from our EQUALISE study in lupus nephritis patients, that will be during this month, we will expect top-line data from that program during 2023, and then, as just mentioned, initiation of the EQ101 Phase 2 study in alopecia areata. We do expect to have interim data from that study during 2023. We’ve kind of redesigned that study to give us what we think should be a very good shot at assessing drug activity in that patient population, and then the 102 study initiation, as well as interim data from the 102 study during 2023.

So we feel like we’ve got a very exciting few weeks in front of us with the LN interim data, and then certainly in 2023, a pretty good set of milestones in front of the Company to achieve.

With that, I’d like to thank everybody for taking time to hear the presentation, and happy to field any questions that may be out there.

Operator

Your first question comes from the line of Ha Dae Gon with Stifel. Your line is open.

Ha Dae Gon

Hey, good morning guys. Thanks for taking our questions and congrats on this deal and extending the runway. I guess, two from us. As we think about the lupus nephritis data in the next couple of weeks, what’s sort of remaining, what’s the gating factor prior to reading out that data and can you remind us what exactly investors should be expecting there? And then secondly, more of a reconciliation or clarification part on the cash and net cash. Thirty three million in cash, twenty six million in net cash, fifteen million in principal that you’re assuming from Metacrine acquisition, can you kind of help us clarify that, please? Thanks.

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Equillium, Inc. – Equillium to Acquire Metacrine, Inc. Conference Call, September 7, 2022

Bruce Steel

Sure, Dae Gon, I’m happy to try to do that. So in terms of open items, we just recently had our data cut for the interim look, so we are (inaudible) the data and getting it in sort of presentation form. So nothing really gating other than sort of traditional prep for the release. We’ve got a good look and I think a pretty understanding of what we have there. As we’ve mentioned before, we’re planning to provide a fairly detailed update on the patients that are in the study so far. The study is designed to recruit up to 20 patients. We’ll be reporting on a subset of that number. Some of those patients will have completed the study at the six month mark and others will still be ongoing in the study. This is obviously a safety and tolerability assessment, but importantly, we’ll be taking a very careful look at changes in proteinuria to assess whether or not we believe we’re seeing a signal of the drug. That will be contextualized, again, to sort of other known data sets from approved drugs or drugs that are in the clinic.

So we think there will be a meaningful update on the program, and obviously, an area of high interest to us, patients and our stakeholders. So that’s what’s sort of upcoming and, as I think we’ve indicated before, from our perspective, we would like to see something north of about 30% reduction in proteinuria on average in this patient setting. Patients presenting in our study appear to be quite sick based on the levels of proteinuria. We’ll be providing updates on sort of what we’ve observed there so far.

In terms of the cash and net cash, it is a little bit complicated, but the cash balance that we expect to have at closing is expected to be approximately $33 million and that takes into account Metacrine’s budget, operating plan as they have effectively fully wound down operations in the company. From the gross cash of $33 million, that also includes the $15 million of debt that would be coming over, subtracted by the $10 million of debt that we are canceling. So there’s roughly a $5 million net gain on the debt side of the balance sheet between the planned assumption of the K2 $15 million line and the termination of our $10 million facility.

So, with $33 million, there’s actually obviously (inaudible) if you add the $10 million of existing cash baked into the K2 debt. So from $33 million you would subtract the $5 million of incremental debt. There are also transaction and closeout costs that are factored into the deduction to further reduce that number, and then miscellaneous expenses to get to the $26 million, roughly. So, $26 million is our expected target net cash number that will be then used in the calculation for share grants.

So, I don’t know if that helped clarify sort of the gross cash to net cash figure.

Ha Dae Gon

It does. Thank you very much.

Bruce Steel

Yes.

Operator

Your next question is from the line of Ram Selvaraju with H.C. Wainwright. Your line is open.

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Equillium, Inc. – Equillium to Acquire Metacrine, Inc. Conference Call, September 7, 2022

Ram Selvaraju

Thanks very much for taking my questions. Just a couple of housekeeping items on the financial front first. Can you just clarify what the amendments to the terms of the K2 facility are relative to the terms when it was solely Metacrine borrowing?

Bruce Steel

Yes, I’ll let Jason highlight the key changes, I’d say the interest-only extension is probably the most important one as it relates to the existing debt outstanding.

Jason, do you want to highlight anything else?

Jason Keyes

Sure. Hi, Ram, this is Jason. Due to our confidentiality with K2 at this point, probably preventative of getting into too much detail. But as Bruce mentioned, there’ll be a modest interest-only extension. Other than that, it’s mostly the same as the current outstanding debt with a principal amount of $15 million but there is an additional available committed amount of $10 million that we could be potentially accessing.

Ram Selvaraju

Okay, and just to clarify two points there. If we compare the cost of servicing the debt as it would stand with this new facility, relative to the debt that you are retiring, can you just maybe quantify that a little bit for us, please, if you are expecting the carrying cost of the debt to go down, and now that you’re retiring the original debt facility? And then secondly, can you give us any granularity on what conditions would need to be met for you to be able to access that additional $10 million that you’ve just mentioned?

Jason Keyes

Sure. The ongoing cost of carrying the debt would be favorable to us by taking on the new and amended debt facility with K2, primarily because of the further interest-only extension. Recall that our existing facility begins to amortize principal in the fourth quarter. So, from a debt service standpoint, it is favorable to us to take on the amended K2 facility and retire our existing facility.

And I’m sorry, Ram, what was your second question?

Ram Selvaraju

It was just with respect to whether you can tell us anything about what additional conditions, if any, would need to be met in order for you to be able to access that additional $10 million.

Jason Keyes

It generally has to do with clinical progress as well as our financial conditions as we look forward. But I’ll leave it at that until we actually close that deal and file the amended loan agreement.

Ram Selvaraju

Okay, and then just with respect to some logistical items and envisaged use of the cash from this transaction. First of all, wanted to know whether with this cash, you provided a timeline with respect to the extended runway, I was just wondering if you could clarify what clinical programs are likely to be covered now within the context of that extended runway. And also, if you have any plans to engage in any further capital deployment investment activities that are directly related to the Phase 3 itolizumab program and looking at ways to accelerate the patient enrollment, if that’s practicable, if that’s something that you’re envisaging doing. Thanks.

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Equillium, Inc. – Equillium to Acquire Metacrine, Inc. Conference Call, September 7, 2022

Jason Keyes

Yes, we’ll continue to evaluate opportunities to further shore up the balance sheet and more completely fund our development programs. And we are free to do that with certain limitations under the merger agreement. As far as the runway extension, as Bruce mentioned, into comfortably 2024, would enable us to get through multiple operational milestones and catalysts, completing the EQUALISE study and then making significant progress on our other clinical trials that are ongoing.

Ram Selvaraju

Okay, and then just one last one. Can you detail what would be the nature and extent of the lockup, if any, that the Metacrine legacy shareholders would be subjected to following the closing of this transaction and the issuance of the Equillium shares to them?

Jason Keyes

That I would have to go back and look at the details. I don’t have the answer (audio interference)

Bruce Steel

Yes, I don’t believe there’s a lockup on the Metacrine shareholders at closing.

Ram Selvaraju

Any...

Operator

Your next question comes from the line of Roger Song with Jefferies. Your line is open.

Bruce Steel

Yes, it sounded like Ram might have had a follow-up question. If so, Ram, why don’t you hop back in queue. Sorry, keep going.

Roger Song

All right, thanks. Congrats for the deal, and thanks for taking our question. A couple from us. The first one is, I understand FXR you’re not going to move forward with it by yourselves and instead kind of seeking partnerships. Just curious, any comment around the current kind of partnership discussions and what are the key considerations where you consider the FXR future (inaudible)

Bruce Steel

Yes, I think the Metacrine team certainly assessed partnering options following their announcement that they intended to pursue their program in UC, obviously, felt that the merger with Equillium was favorable and in the best course for Metacrine shareholders. I think we’ll be spending some time to sort of better understand options to take that forward. I think the Metacrine plans were to conduct a relatively robust Phase 2 study that would be relatively expensive and long to conduct. I think it might be worth exploring if there’s some nearer term options to resolve some risk out of the program either in the near term and/or explore perhaps sort of step-wise development with strategic parties. But we’ve got more work to do there that we’ll be focusing on over the coming months.

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Equillium, Inc. – Equillium to Acquire Metacrine, Inc. Conference Call, September 7, 2022

Roger Song

Okay, thank you. Another one is just a clarification. I understand you have the share price collar range. Just curious, given you will have the very meaningful LN data readout in the coming months—coming weeks and how this will play out in terms of the share price versus kind of when you close the deal, would that be part of the potential renegotiation or regardless of how the stock changes and you will kind of stick with this collar using the ceiling price if you do reach (inaudible)

Bruce Steel

Yes, we do not intend to quote—renegotiate the announced transaction with Metacrine or the collar. That is pretty well set. We do think that the collar from our perspective, was designed to give us pretty nice headroom coming into this data. I think it’s about a 65% ceiling above our recent trading range. I think our 10-day rewrap was right around $2.70 or so as of the close yesterday.

So, we think it gives us meaningful room for upside as it relates to activities over the coming—the next month or two, but certainly with a focus on the interim LN data, we wanted to make sure we had sort of that opportunity for value attribution and accretion following the back of that data announcement. So, that’s I think a summary on kind of how that collar was established.

Roger Song

Got it. Great. That’s it from us. Thank you and congrats again.

Operator

Your next question comes from the line of Prakhar Agrawal with Cantor Fitzgerald. Your line is open.

Prakhar Agrawal

Hi. Good morning and congratulations on the deal. Maybe a first question on the Metacrine asset. In case you don’t find a partner in the near term, would you have appetite to take this asset forward by yourselves in IBD? And I had a follow up.

Bruce Steel

Yes, I think there’s maybe two ways to look at it. I think from a rationale around why FXR and IBD, absolutely, we think there’s very strong rationale mechanistically for taking this forward. I think that’s generally well established. It really is a function of resources and we now have a pretty robust pipeline with three active development programs or at least the two that will be active in the next couple of months with EQ101 and 102 and itolizumab. So, we don’t have, I’d say, the cash resources, certainly to pursue a full Phase 2 program on our own. Whether there might be some nearer term, more incremental steps to resolve some risk and increase the potential value around the program, we’ll see. But as of now, our first strategy is to explore strategic options where we do believe there could or should be interest in the program.

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Equillium, Inc. – Equillium to Acquire Metacrine, Inc. Conference Call, September 7, 2022

Prakhar Agrawal

Thanks, Bruce. Secondly, could you update on the enrollment progress and active net sites in the Phase 3 acute GVHD trial for itolizumab? Thank you.

Bruce Steel

Yes. We don’t really have a current plan to update on enrollment on the EQUATOR study. We’re tracking to our regional and site roll-out. I think we’ll have a better sense of enrollment pace as we get towards the end of the year once we’ve got a significant bolus of sites operational and recruiting.

So, we’re not really giving guidance yet on recruitment and potential timelines for interim data or top-line data from the program.

Prakhar Agrawal

Thanks.

Operator

There are no further questions at this time. I will now turn the call back over to Mr. Bruce Steel.

Bruce Steel

Again, thank you everybody. Please feel free to reach out if you’ve got any follow-up questions or comments, and I’m happy to provide further detail if we can. We’ll be in touch soon. Thanks everybody.

Operator

Ladies and gentlemen, thank you for participating. This concludes today’s conference call. You may now disconnect.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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